Exhibit 99.1

February 13, 2004

Grant Thornton LLP
1000 Wilshire Boulevard  Suite 300
Los Angeles, CA  90017

Gentlemen,

As of and for the year ended December 31, 2003, Onyx Acceptance Corporation and Subsidiaries (the "Company") has complied in all material respects with certain of the minimum servicing standards set forth in the Mortgage Bankers Association's Uniform Single Attestation Program for Mortgage Bankers ("USAP") excluding the following minimum servicing standards set forth in the USAP that are not applicable to the Company's servicing of motor vehicle contracts, and except as disclosed in the attached Schedule of Findings to the report:

I.4. Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.

III.3. Tax and insurance payments shall be made on or before the penalty of insurance policy expiration dates, as indicated on tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) calendar days prior to these dates.

III.4. Any late payments penalties paid in conjunction with the payment of any tax bill or insurance premium notice shall be paid from the servicing entity's funds and not charged to the mortgagor, unless the late payment was due to the mortgagor's error or omission.

V.2. Adjustments on ARM loans shall be computed based on the related mortgage note and any ARM rider.

V.3. Escrow accounts shall be analyzed, in accordance with the mortgagor's loan documents, on at least an annual basis.

V.4. Interest on escrow accounts shall be paid, or credited, to mortgagors in accordance with the applicable state laws.

VII.1. An errors and omissions policy shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in management's assertion.

As of and for this same period, the Company had in effect a fidelity bond policy in the amount of $2.5 million.

Sincerely,


/s/ Don P. Duffy
Don P. Duffy
Executive Vice President,
Chief Financial Officer and Director